UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

CONMED CORPORATION

(Exact name of registrant as specified in its charter)

New York	0-16093	16-0977505
(State or other jurisdiction of	(Commission	(I.R.S. Employer
incorporation or organization)	File Number)	Identification No.)

525 French Road

Utica, New York 13502

(Address of principal executive offices, including zip code)

Robert D. Shallish, Jr. (315) 797-8375

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

✓	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Introduction:

CONMED Corporation (“CONMED”, the “Company”, “we” or “us”) is a medical technology company with an emphasis on surgical devices and equipment for minimally invasive procedures and monitoring.  The Company’s products are used by surgeons and physicians in a variety of specialties including orthopedics, general surgery, gynecology, neurosurgery, and gastroenterology.

Our product lines consist of orthopedic surgery, general surgery and surgical visualization. Orthopedic surgery consists of sports medicine instrumentation and small bone, large bone and specialty powered surgical instruments and service fees related to the promotion and marketing of sports medicine allograft tissue. General surgery consists of a complete line of endo-mechanical instrumentation for minimally invasive laparoscopic and gastrointestinal procedures, a line of cardiac monitoring products as well as electrosurgical generators and related instruments. Surgical visualization consists of 2D and 3D video systems for use in minimally invasive orthopedic and general surgery.

Conflict Minerals Disclosure:

CONMED has determined that, during 2013, CONMED has manufactured or contracted to manufacture products as to which tin, tungsten, tantalum and/or gold (herein referred to as “3TGs”) are necessary to the functionality or production of a variety of our products, including products contracted by CONMED to be manufactured.

Accordingly, CONMED has conducted in good faith a “reasonable country of origin inquiry” (“RCOI”) that is reasonably designed to determine whether any of the 3TGs used in CONMED’s products originated or may have originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country (collectively, sometimes referred to as the “Covered Countries”) or are from recycled or scrap sources. CONMED conducted a supply chain survey with direct suppliers using the Electronic Industry Citizenship Coalition (“EICC”) and the Global e-Sustainability Initiative (“GeSI”) Conflict Minerals Reporting Template (collectively, the “EICC-GeSI form”).

Based on the results of the RCOI, CONMED has exercised due diligence measures on the source and chain of custody of the 3TGs in our products that have been designed to conform, in all material respects, with the internationally recognized due diligence framework established by The Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the “OECD Guidance”) and the related Supplements for gold and for tin, tantalum and tungsten.

CONMED was unable to determine that its 3TGs did not originate in the DRC or its adjoining countries or did come from recycled or scrap sources; accordingly, CONMED is required by Rule 13p-1 under the Securities Exchange Act to prepare a Conflict Minerals Report, which is filed as Exhibit 1.02 to this Specialized Disclosure Form.

The RCOI and due diligence procedures employed by CONMED, and the results thereof, are described in the Conflict Minerals Report attached as Exhibit 1.02 hereto. Refer to Exhibit 1.02, Conflict Minerals Report, for a description of our RCOI, due diligence process and the results thereof, which report is incorporated into this Item 1.01 by reference.

The Specialized Disclosure Form (Form SD) and the associated Conflict Minerals Report is available in our Investor Relations section of the CONMED Corporation website (http://www.conmed.com).

Item 1.02 Exhibit

A copy of CONMED’s Conflict Minerals Report required is filed as Exhibit 1.02 to this Form SD.

Section 2 – Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.02 - Conflict Minerals Report as required by Item 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

May 27, 2014

/s/ Robert D. Shallish, Jr.
Robert D. Shallish, Jr.
Executive Vice President – Finance and Chief Financial Officer

Exhibit Index

Exhibit No.	Description of Exhibit	Page Number

Exhibit 1.02	Conflict Minerals Report as required by Item 1.01 and 1.02 of this Form.	E-1